UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

FOR THE MONTH OF APRIL, 2014

COMMISSION FILE NUMBER: 001-34491

DRAGONWAVE INC.

(Translation of registrant’s name into English)

411 Legget Drive, Suite 600

Ottawa, Ontario, K2K 3C9

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☐Form 20-F ☒Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the  Securities Exchange Act of 1934:  ☐ Yes  ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

The following exhibit is issued by DragonWave Inc.:

Exhibit Number	Description
99.1	Press Release dated April 22, 2014 — DragonWave Inc. to Announce Fourth Quarter and Full Fiscal Year 2014 Results on May 14, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAGONWAVE INC.
(Registrant)

	By:	/s/ Russell Frederick
	Name:	Russell Frederick
	Title:	Chief Financial Officer
Date: April 22, 2014